Deltek, Inc.

13880 Dulles Corner Lane

Herndon, VA 20171-4600

Tel: (703) 734-8606

October 29, 2007

Via EDGAR and Facsimile

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:       Deltek, Inc.

             Registration Statement

             No. 333-142737

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Deltek, Inc., a Delaware corporation (the “Company”), hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated so that the Registration Statement may become effective at 3:00 p.m., EST, on October 31, 2007, or as soon thereafter as it is practicable. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.

We understand that the Company’s Registration Statement on Form 8-A (filed with the Commission on October 25, 2007, File No. 001-33772) under the Securities Exchange Act of 1934, as amended, shall become effective simultaneously with the S-1 Registration Statement pursuant to General Instruction A(c)(2) of Form 8-A.

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

DELTEK, INC.

By:	/S/ DAVID R. SCHWIESOW
Name: David R. Schwiesow Title: Senior Vice President, General Counsel and Secretary